

November 30, 2010

Mr. Richard J. Wrensen
President, Chief Executive Officer and Chief Financial Officer
Eastern Light Capital, Incorporated
100 Pine Street, Suite 560
San Francisco, CA 94111

> **Re: Eastern Light Capital, Incorporated**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31 and June 30, 2010**
> **File No. 1-12941**

Dear Mr. Wrensen:

We have read your supplemental response letter dated November 12, 2010, and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Period Ended March 31, 2010

Condensed Statement of Operations, page 2

1.   We note your response to our prior comment 1. Please provide your analysis of the materiality of over accrued carrying costs as of December 31, 2009 and 2008, if any, and tell us the amount of interest expense related to senior debt recorded for the each of the years then ended and for the six month period ended June 30, 2010, and the line item in which interest expense was reported. In addition, please confirm that in future filings, you will report interest expense as a separate line item where material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief